Rosetta Stone Inc.

1621 North Kent St., Suite 1200

Arlington, Virginia 22209

August 19, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn : Jan Woo, Legal Branch Chief

Re:	Rosetta Stone Inc.

Withdrawal Request for Acceleration of Effectiveness

Registration Statement on Form S-3/A (File No. 333-233046)

Ladies and Gentlemen:

On August 15, 2019, Rosetta Stone Inc. (the “Company”) requested acceleration of the effective date and time of the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 (File No. 333-233046), to Monday, August 19, 2019, at 4:30 PM, Eastern Time, or as soon as possible thereafter. The Company hereby withdraws such acceleration request until further notice.

Please direct any questions or comments regarding this correspondence to our counsel, Lillian Tsu of Hogan Lovells US LLP, at (212) 918-3599.

Thank you for your assistance in this matter.

Very Truly Yours,

Rosetta Stone Inc.

By:	/s/ Sean J. Klein
Sean J. Klein
General Counsel & Secretary

CC: Lillian Tsu, Hogan Lovells US LLP